EXHIBIT 8.1

List of Significant Subsidiaries

Name	Jurisdiction of Incorporation	Name under which they do business

Autotransportación y Distribución Logística, S.A. de C.V.(Logistics)	Mexico	ATL
TMM Logistics, S.A. de C.V. (Logistics)	Mexico	TMML
Transportación Marítima Mexicana, S.A. de C.V. (Product and parcel tankers, offshore vessels, and specialized vessels)	Mexico	TMM
Prestadora de Servicios MTR, S.A.de C.V. (Ports)	Mexico	MTR
Bimonte, S.A. de C.V. (Ports)	Mexico	BIMONTE
Services and Solutions Optimus, S. de R.L. de C.V. (Ports)	Mexico	OPTIMUS
Administradora Marítima TMM, S.A.P.I. de C.V. (Shipping Agencies)	Mexico	AMTMM
TMM Parcel Tankers, S. A. de C. V. (Tanker vessels)	Mexico	TMMPT
Almacenadora de Deposito Moderno, S. A. de C. V. (Warehousing)	Mexico	ADEMSA
Saricogui Logística, S.A.P.I. de C.V. (Warehousing)	Mexico	SARICOGUI
Inmobiliaria Dos Naciones, S. R. L. de C. V. (Shipyard)	Mexico	IDN
Operadora Portuaria de Tuxpan, S.A. de C.V. (Ports)	Mexico	OPT